Exhibit 99.1

                                                                                                                                          FOR IMMEDIATE RELEASE

MEDIA CONTACTS:	INVESTOR CONTACTS:
Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300	Chris Burns Ph: 353 1 709 4444 800 252 3526

ELAN ANNOUNCES NEW BOARD OF DIRECTOR MEMBERS

Dublin, Ireland – September 14, 2007 – Elan Corporation, plc (NYSE: ELN) today announced the appointment of Mr. Jonas Frick and Mr. Giles Kerr as non-executive directors of the company with immediate effect.

Mr. Jonas Frick (49) is the former Chief Executive Officer of Scandinavian Life Science Ventures (SLS Ventures), which is one of the largest investors in the life science sector in Scandinavia. Before joining SLS Ventures, Mr. Frick was the CEO and President of the publicly traded biotech company Medivir AB. His prior experiences include senior executive positions in Pharmacia’s international businesses in the CNS and Autoimmune areas across Italy, Sweden and Japan.  Mr. Frick is a founding member of the Swedish Biotechnology Industry Organization and is a graduate of the University of Uppsala.

Mr. Giles Kerr (48) is currently the Director of Finance with the University of Oxford, England, and a Fellow of Keble College.  He is also a Director and Chairman of the Audit Committee of Victrex plc and a Director of Isis Innovation Ltd.  Previously Mr. Kerr was the Group Finance Director and Chief Financial Officer of Amersham plc, the leading medical diagnostics and life science company acquired by GE Healthcare in 2004.  Prior to his role at Amersham, he was a partner with the accounting firm Arthur Andersen in the United Kingdom.  He is a graduate of the University of York and a Fellow of the Institute of Chartered Accountants in England and Wales.

Mr. Kyran McLaughlin, Chairman of Elan, and Mr. Kieran McGowan, Lead Independent Director, said “We are delighted to welcome Mr. Frick and Mr. Kerr to our board. Their experience and enthusiasm will add greatly to the overall board and to the Company.  This represents another important step in developing the board’s composition to achieve the appropriate mix of backgrounds and industry experience.”

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

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